Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

We consent to the inclusion in this Registration Statement of AMC Corporation and its variable interest entities (the Company) on Form S-4 of our report dated November 12, 2024, with respect to our audits of the Company’s consolidated financial statements as of December 31, 2023 and 2022, and for each of the years in the two-year period ended December 31, 2023, which appears in the Registration Statement on Form S-4. Our report contained an explanation paragraph regarding substantial doubt about the Company’s ability to continue as a going concern and an emphasis of matter regarding the related party transaction disclosure.

We also consent to the reference to our Firm under the caption “Experts” in such Prospectus.

/s/ UHY LLP

New York, New York
November 12, 2024